Exhibit 99.6

GDS HOLDINGS LIMITED

PROXY CARD

FOR GENERAL MEETING OF HOLDERS OF THE SERIES B PREFERRED SHARES OF THE COMPANY

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GDS HOLDINGS LIMITED FOR A GENERAL MEETING OF HOLDERS OF THE SERIES B PREFERRED SHARES OF THE COMPANY TO BE HELD ON February 24, 2026.

The undersigned, a holder of ____________________________Series B convertible preferred shares (as applicable) of GDS Holdings Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of this general meeting of holders of the Series B convertible preferred shares of the Company (the “Meeting”) (the “Notice”) and proxy statement, and hereby appoints

_________________________________________________________________ (insert name) or failing him/her, Mr. William Wei Huang, the chairman and chief executive officer of the Company, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 5:30 p.m. (China Standard Time) on February 24, 2026 and at any adjournment thereof, and to vote all the aforesaid Series B convertible preferred shares which the undersigned would be entitled to vote if then and there personally present, on the matter set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the holder of the proxy “FOR” the following proposal:

Special resolution

Proposal 1: Approval of the amendments of the rights attached to the Class B ordinary shares of the Company to increase the voting power attached to such Class B ordinary shares held by Mr. William Wei Huang, from twenty (20) votes per share to fifty (50) votes per share, specified in certain articles of the Company’s Articles of Association to reflect such amendments as detailed in the proxy statement and as set forth in Exhibit A hereto, a copy of which Articles of Association has been produced to the Meeting marked “A” and for identification purpose signed by the chairman of the Meeting (the “New Articles”), and the approval and adoption of the New Articles in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of the Meeting.

For	Against	Abstain

☐	☐	☐

Dated: ___________, 2026

Shareholder Name:

Signature

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business on February 9, 2026 (China Standard Time). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

NOTES

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which Mr. William Wei Huang, the chairman and chief executive officer of the Company, will be appointed as your proxy.

2.	Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. For holders of Series B convertible preferred shares registered on our principal register of members in the Cayman Islands, to be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Cathy Zhang, Legal Counsel, GDS Holdings Limited, F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, P.R.C., +86-21-20292200, as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked.

3.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

5.	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

6.	Any alterations made to this form must be initialed by you.

Exhibit A

Amendments of the rights attached to the Class B ordinary shares of the Company to increase the voting power attached to such Class B ordinary shares held by Mr. William Wei Huang specified in certain articles of the Company’s Articles of Association

Mr. William Wei Huang (“Mr. Huang”), Chairman and Chief Executive Officer of the Company, beneficially owns 46,139,704 ordinary shares (comprising 2,549,368 Class A ordinary shares in the form of American Depositary Shares (“ADSs”) and 43,590,336 Class B ordinary shares owned by him or his associates), representing 2.8 per cent. of the Company’s total issued share capital as of December 31, 2025.

Pursuant to the Company’s articles of association (the “Articles of Association”), the share capital of the Company shall be divided into shares of three classes, Class A ordinary shares, Class B ordinary shares and preferred shares. The Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another other than, among other things, so long as Mr. Huang continues to have beneficial ownership in not less than 2.75% (subject to certain exclusions) of the then issued share capital of the Company on an as converted basis (the “Minimum Shareholding”), the Class B ordinary shares are entitled to cast twenty (20) votes per Class B ordinary share on: (a) the election of a majority of the Directors of the Company in accordance with the provisions of the Articles of Association; and (b) any amendment of Articles of Association that would adversely affect the rights of the holders of the Class B ordinary shares. All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares when, among other things, Mr. Huang ceases to have beneficial ownership in not less than the Minimum Shareholding.

The Company provides data center services to a large variety of institutional customers in the Chinese Mainland, including a significant number of financial institutions and internet platform companies that are our key customers. Due to the sensitive nature of their business, including in areas such as data security, data protection and cybersecurity, such customers are subject to various rules and regulations from various regulatory authorities concerning, among other things, requirements on financial data security, cybersecurity and personal information protection, and such rules and regulations are continuously evolving. As such, a number of the Company’s customers have recently informed the Company that, going forward, for data center services provided to certain segments of their business, they will only work with data center service provider(s) that are controlled by Chinese nationals or entities in either procuring new data center services or renewing existing contracts for these business segments as part of these customers’ regulatory compliance assessment and to satisfy certain regulatory requirements which apply to these customers.

The Company is currently controlled by Chinese nationals by virtue of its weighted voting rights (“WVR”) structure that allows Mr. Huang, the Company’s founder, Chairman and CEO as well as a Chinese national, to be able to exercise de facto control the majority of the Company’s board of directors by virtue of his right to elect or appoint a majority (i.e., 6) of the directors of the Company. In order to further enhance our structure to more clearly demonstrate that the Company can establish “control” under such regulatory rules and requirement in order to be able to continue to work with such customers, the Board proposes to strengthen such “control” by Chinese nationals through increasing the voting power attached to the Class B ordinary shares held by Mr. Huang, from twenty (20) votes per share to fifty (50) votes per share, so that the voting power of the Chinese shareholders or investors for the election of a majority (i.e., 6) of the directors of the Company will exceed 50%.

Such proposal would increase Mr. Huang’s voting power on two matters in the Company’s general meetings from approximately 36.2% (on a 1:20 basis) to approximately 58.6% (on a 1:50 basis) based on the number of shares as of December 31, 2025, being the right to elect a majority (i.e., six) of the Company’s eleven directors and to approve any change to the Company’s articles of association that would adversely affect the rights of Class B shareholders. Upon adoption of the proposal, the Company would, per our discussion with our customers, legal advisers and other relevant parties, have further enhanced our Company’s “control” by Chinese nationals in terms of voting rights so that the Company can continue servicing such key customers in accordance with such regulatory compliance requirements.

The Board considers that such proposal does not affect the Company’s governance structure or prejudice the rights of its shareholders as a whole, as Mr. Huang is currently already able to exercise de facto control over the majority of the Company’s board under its WVR structure. Specifically, the Class B ordinary shares held by Mr. Huang entitle him to directly appoint a majority of the members of the board (i.e., six) by written notice regardless of the voting results in the general meeting pursuant to Article 86 of the Company’s Articles of Association. In addition, given all amendments that adversely affect the rights of Class B shares would need to be approved in the class meeting of Class B ordinary shares, Mr. Huang’s additional rights do not increase, in substance, his veto-rights in such matters.

Based on the above, the Board believes the proposal strikes the balance between safeguarding the interests of the Company’s shareholders as a whole while allowing the Company to continue servicing such key customers in accordance with their regulatory compliance requirements. The Board (including the Independent Directors) consider the proposal to be beneficial to the Company’s shareholders as a whole as it could allow the Company to continue its business operation in the Chinese Mainland.

Mr. Huang has also confirmed to the Company that he and his associates (with respect to all of the 2,549,368 Class A ordinary shares in the form of ADSs and 43,590,336 Class B ordinary shares) will abstain from voting with respect to Proposal 1, in both the extraordinary general meeting of shareholders and the meeting of the holders of the Class A ordinary shares.

Accordingly, Proposal 1 is to consider and, if thought fit, pass the following resolution as a Special Resolution of all shareholders:

THAT:

(1)	the amendment of the rights attached to the Class B ordinary shares of the Company to increase the voting power attached to such Class B ordinary shares held by Mr. Huang, from twenty (20) votes per share to fifty (50) votes per share, be and is hereby approved;

(2)	to give effect to the above change, the existing Articles of Association of the Company be and are hereby amended by

(i)	deleting the words “twenty (20) votes” from Article 9(c)(i) and replacing them with the words “fifty (50) votes”;

(ii)	deleting the words “twenty (20) votes” from Article 86(4)(A) and replacing them with the words “fifty (50) votes”;

(iii)	deleting the words “twenty (20) votes” from Article 86(5)(A) and replacing them with the words “fifty (50) votes”;

(3)	the amended and restated Articles of Association of the Company (the “New Articles of Association”), which contain all the amendments reflecting the business approved at this Meeting and a copy of which has been produced to this Meeting and marked “A” and initialled by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect; and

(4)	any director or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the foregoing resolutions and the adoption of the New Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Cayman Islands and Hong Kong.